Websense, Inc.

10240 Sorrento Valley Road

San Diego, CA 92121

VIA EDGAR

December 24, 2008

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Websense, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 25, 2008
Form 8-K
Filed July 28, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 8, 2008
File No. 000-30093

Ladies and Gentlemen:

On behalf of Websense, Inc. (“Websense” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 5, 2008, with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on February 28, 2008 (the “10-K”), (ii) Definitive Proxy Statement on Schedule 14A, filed April 25, 2008 (the “Proxy Statement”), and (iii) Current Report on Form 8-K filed on July 28, 2008 and October 28, 2008 (the “8-K”). The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience we have incorporated into this response letter.

1.

The 10-K

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Acquisitions, Goodwill and Other Intangible Assets, page 37

1.	We note your response to prior comment 2 appears to indicate you considered the third party valuation firm’s report was one of a number of factors considered in the valuation of your intangible assets. Please confirm that you will revise your disclosure in future filings to clarify the nature and extent of the valuation firm’s involvement in your decision making process.

We confirm that we will revise our disclosure in future filings to clarify the nature and extent of the involvement of valuation firms in our decision making process.

2.	Item 15. Exhibits, Financial Statements and Schedules

We note your response to prior comment 7. Please provide us with a complete copy of your application for confidential treatment for Exhibit 10.23. Tell us whether you received an order granting confidential treatment in connection with your application, and if so, provide us with a copy of the order.

We have mailed a copy of the complete application for confidential treatment under separate cover to you and have not submitted it via Edgar because the complete application includes the unredacted information for which we have sought confidential treatment. We have not received any response from the Securities and Exchange Commission relating to our application and have not received an order granting the requested confidential treatment.

Definitive Proxy Statement on Schedule 14A

Long-Term Incentive Compensation, page 24

3.	Your response to prior comment 12 focuses on describing the framework within which you determine long-term compensation awards to your named executive officers rather than on explaining how the committee arrived at the specific number of options that were granted in fiscal 2007 to each officer. Your disclosure should provide specific information regarding how the compensation committee considered each of the factors you outline on page 25 of the proxy statement in determining the specific number of equity grants awarded to each of your named executive officers. For example, please discuss the elements of each officer’s individual performance that the compensation committee considered in determining the size of the option grants awarded to that officer. In this regard, we note that in contrast to your assertion in response to prior comment 11 that performance objectives regarding cash compensation were not material in certain instances, they appear to be material regarding long-term incentive compensation and should be addressed. Please expand your discussion accordingly.

2.

We acknowledge the staff’s comments and we confirm that in future filings we will discuss how the compensation committee considered each of the factors in determining the specific equity grants to each of the named executive officers, including, to the extent material, elements of individual performance that the compensation committee considered in determining the size of the grants to named executive officers.

4.	You state on page 25 that among the elements the compensation committee considers in determining the number of options to be granted to each officer are the option grant practices of other companies. Notwithstanding your response to prior comment 10, it appears that this method of setting option grants may constitute benchmarking in that you are using compensation data about other companies as a reference point on which, in part, to base, justify or provide a framework for a compensation decision. See Question 118.05 of the Division of Corporation Finance Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.html. If the practices of your peer companies are used, even in part, in setting the parameters of your compensation policies with respect to option grants, it appears that you should include a discussion of the parameters or range established by the compensation data. Please expand your discussion accordingly or advise.

We acknowledge the staff’s comment. We believe that our compensation committee does not use benchmarking, even in part, in setting the parameters of our compensation policies with respect to option grants. The compensation committee considers information on option grant sizes from broad-based third-party surveys to gain a general understanding of current compensation practices but does not consider such data to base, justify or provide a framework for the size of equity awards made to executive officers. We will revise our disclosure in future filings to make clear how the compensation committee uses surveys or other compensation data about other companies in determining the number of options to be granted to officers.

Form 8-K Filed July 28, 2008 and October 28, 2008

5.	We have reviewed your response to prior comment 13 concerning the presentation of full non-GAAP condensed consolidated statements of operations. We continue to have the concerns previously expressed over how investors might view the information due to the format in which it is presented. Please confirm you will remove this presentation in future filings. In addition, we believe you should address the requirements of Item 10 of Regulation S-K and Question 8 of the Division of Corporate Finance’s Frequently Asked Questions Regarding the use of Non-GAAP financial Measures separately for each non-GAAP measure presented.

We acknowledge the staff’s comment and we have requested a meeting with the staff to obtain additional information in order to respond to this comment. After we receive the additional information, we will submit a response to this comment. We expect to submit the response in January 2009.

*    *    *

3.

Please contact me at (858) 320-8091 with any questions or further comments regarding our responses to the Staff’s comments.

WEBSENSE, INC.

/S/ MICHAEL NEWMAN
Michael Newman
Senior Vice President, General Counsel and Secretary

cc:	Gene Hodges, CEO, Websense, Inc.
Dudley Mendenhall, CFO, Websense, Inc.
Websense, Inc. Audit Committee
Websense, Inc. Compensation Committee
Barbara Borden, Esq. – Cooley Godward Kronish LLP

4.